BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



28 January 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA


05005570

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp
Sarah Hunter
Head of Investor Relations

Embargoed to 0700, Friday 28 January 2005

BAA RESULTS FOR THE NINE MONTHS TO 31 DECEMBER 2004

BAA REPORTS CONTINUED GOOD PROGRESS

Performance for the nine months

- Group operating profit up 9.6% to £548 million (£500 million).
- Profit before tax up 18.1% to £521 million (£441 million).
- £12 million exceptional profit from the disposal of Jurys Inn Hotel, Heathrow.
- Earnings per share up 21.1% to 34.5p (28.5p).

Underlying performance for the nine months

- Group operating profit up 10.8% to £554 million, excluding £6 million asset write-off related to Heathrow Express Paddington check-in facilities.
- Profit before tax and exceptional items up 16.8% to £515 million (£441 million).
- Underlying earnings per share up 18.9% to 33.9p (28.5p).

Summary business performance for the nine months

- Passenger traffic up 6.5% to 110.6 million (31 December 2003: 103.8 million) – up 9.7% in first three months, 5.7% in second quarter and 4.3% in third quarter.
- Net retail income up 7.5% to £457 million (£425 million) and net retail income per passenger increased 1.2% to £4.15 (£4.10).
- Capital expenditure £1,078 million (£947 million), including £586 million (£519 million) on Terminal 5.
- Net debt £3,451 million (31 December 2003: £2,518 million) and gearing 65% (52%).

Mike Clasper, Chief Executive of BAA commented:
"The business has continued to make good progress. The Group's financial results for the nine months were strong with Group operating profit up 9.6% and earnings per share up 21.1%. Our retail business delivered solid results in adverse market conditions, with net retail income per passenger growing 0.9% to £4.41 in quarter 3 and 1.2% to £4.15 for the nine months. We have reached a pay settlement with our unions for this current year and 2005/06. The Heathrow T5 project is now more than halfway through development, remaining on budget and ahead of schedule. We are on track to deliver our passenger forecast of over 6% growth for the year."

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



A conference call for analysts and investors will be hosted by Mike Clasper (Chief Executive) and Margaret Ewing (Group Finance Director) on the morning of the 28 January 2005. Please see details below:

Time:	0830 (GMT)	
Numbers:	UK Freephone:	0800 073 8942
	US Toll Free:	1866 776 2899
	Standard International:	+44(0) 1452 542 566

A replay facility for the conference call will be available for 7 days after this event. Please see details below:

Encore Replay Access Number:		2504478#
Numbers:	UK Freephone:	0800 953 1533
	US Toll Free:	1866 247 4222
	Standard International:	+44 (0) 1452 55 00 00

A pre-recorded interview with BAA's Chief Executive, Mike Clasper, is available from 7.30 am (GMT) on BAA's website - www.baa.com/investor - on Friday 28 January 2005.

Media and City enquiries: **Duncan Bonfield, BAA plc**

Tel +44 (0)20 7932 6654

OPERATING AND FINANCIAL REVIEW

Summary of results for nine months (2004/05)

	9 months to 31 Dec 2004	9 months to 31 Dec 2003	Change %
Passenger traffic	110.6m	103.8	6.5
Group revenue[1,2]	£1,655m	£1,520m	8.9
Group operating profit[2]	£548m	£500m	9.6
Profit before tax	£521m	£441m	18.1
Earnings per share	34.5p	28.5p	21.1
Net retail income[3]	£457m	£425m	7.5
Net retail income per passenger[4]	£4.15	£4.10	1.2
Capital expenditure	£1,078m	£947m	13.8

[1] restated 2003/04, in accordance with FRS 5 Application Note G (issued November 2003) relating to revenue recognition, to reclassify £20m of revenue (£4m quarter 1, £8m quarter 2, £8m quarter 3) as a reduction in operating costs. There is no impact on Group operating profit

[2] excludes associates and joint ventures

[3] defined as revenues received directly from third party retail operators, concession fee paid to UK airports by World Duty Free (WDF) and WDF's operating profit – see note 12 of the attached financial statement

[4] defined as net retail income divided by number of passengers (excluding helicopter passengers)

Summary of underlying results for nine months

The results for the nine months were impacted by two unusual items which were first recognised in the half year announcement. Firstly, BAA has invoiced Ryanair an additional £14 million of airport charges since July as a result of its repudiation of existing agreements by the non-payment of its airport charges. Given the current litigation with Ryanair, a £14 million provision has also been established. Note 2 to the attached financial statement provides further detail. Secondly, in quarter two the Heathrow Express check-in facilities at Paddington were written off as an exceptional cost of £6 million, following the incumbent airlines serving notice to cease use of the facilities (see note 4 to the attached financial statement). In addition, in the third quarter the £12 million profit on the sale of the Jurys Inn Hotel, Heathrow by BAA Lynton has been recognised as an exceptional profit.

Summary of underlying results for the nine months

	9 months to 31 Dec 2004	9 months to 31 Dec 2003	Change %
Group revenue			
statutory[1,2]	£1,655m	£1,520m	
Ryanair additional charge	(£14m)	-	
Underlying	£1,641m	£1,520m	8.0
Group operating costs			
statutory[1,2]	£1,107m	£1,020m	
Ryanair provision	(£14m)	-	
Heathrow Express asset write-off	(£6m)	-	
Underlying	£1,087m	£1,020m	6.6
Group operating profit – underlying[2]	£554m	£500m	10.8
Profit before tax - underlying	£515m	£441m	16.8
Earnings per share - underlying	33.9p	28.5p	18.9

Underlying results by quarter (2004/05)

	1st quarter	% change from 2003/04	2nd quarter	% change from 2003/04	3rd quarter	% change from 2003/04
Passenger traffic	35.9m	9.7	41.6m	5.7	33.1m	4.3
Group revenue[1, 2]	£534m	11.3	£587m	6.9	£520m	5.9
Group operating profit[2]	£175m	18.2	£222m	9.4	£157m	5.4
Profit before tax	£159m	25.2	£210m	13.5	£146m	13.2
Earnings per share[3]	10.4p	26.8	13.8p	15.0	9.7p	16.9
Net retail income[4]	£146m	12.3	£166m	6.4	£145m	5.1
Net retail income per passenger[5]	£4.06	1.8	£4.01	0.8	£4.41	0.9
Capital expenditure	£345m	14.6	£364m	20.5	£369m	7.3

[1] restated 2003/04, in accordance with FRS 5 Application Note G relating to revenue recognition, to reclassify £20m of revenue (£4m quarter 1, £8m quarter 2, £8m quarter 3) as a reduction in operating costs. There is no impact on Group operating profit

[2] excludes associates and joint ventures

[3] before exceptional items – sale of investment property and the write-down of the Heathrow Express check-in facilities

[4] defined as revenues received directly from third party retail operators, concession fee paid to UK airports by World Duty Free (WDF) and WDF's operating profit – see note 12 of the attached financial statement

[5] defined as net retail income divided by number of passengers (excluding helicopter passengers)

The following commentary is in respect of the underlying results unless expressly stated.

UK airports (including World Duty Free)

Traffic

In the nine months to 31 December 2004, passenger traffic at BAA's UK airports increased 6.5% to 110.6 million passengers, a record number of passengers. In the third quarter, passenger traffic increased 4.3% to 33.1 million passengers. All our UK airports continued to experience growth, albeit at reduced rates compared to the first two quarters.

Total revenue and airport charges

UK airport revenue increased 8.3% to £1,529 million (£1,412 million) in the nine month period, with airport charges growth of 12.3% to £637 million (£567 million). Heathrow's revenue rose 12.1% to £715 million (£638 million), with airport charges income up 15.6% to £377 million (£326 million), driven by Heathrow's 5.8% growth in passengers and the increase in aeronautical charges since 1 April 2004. Stansted's underlying revenue grew 12.8%, reflecting the 10.0% traffic growth and improved average airport tariffs.

Retail

UK airport retailing performed solidly during the nine month period despite the anticipated impact of the enlargement of the EU on World Duty Free (WDF) and airside specialist shops and the continuing strength of sterling compared to the dollar. Net retail income for the nine months grew 7.5% to £457 million (£425 million) and net retail income per passenger for the nine months increased 1.2% to £4.15 (£4.10). In the third quarter net retail income grew 5.1% to £145 million (£138 million) and net retail income per passenger increased 0.9% to £4.41 (£4.37).

Operating profit

Operating profit for the nine months for the UK airports (including WDF) grew 9.4% to £524 million (£479 million). The £117 million increase in UK airports revenue was partially offset by a £72 million (7.7%) growth in operating costs. The increase in costs reflects the impact of security staff recruited last year, wage inflation, increased FRS 17 pension costs, 11.3% growth in depreciation, utilities and increased rechargeable maintenance expenditure.

International airports

Revenue from the Group's international businesses (including joint ventures) increased to £52 million (£46 million), with operating profit (including joint ventures and associates) increasing to £27 million (£16 million). The profit increase primarily reflects the investment in Melbourne (where passenger traffic grew 14.4%).

Heathrow Express

Passenger growth of 5.6% to 3.96 million (3.75 million) led to an increase in revenue of 2.0% to £51 million (£50 million). Underlying operating profit increased to £12 million (£9 million) reflecting the revenue increase and cost savings.

BAA Lynton

BAA Lynton's operating profit was £12 million (£10 million) for the nine months on revenue of £13 million (£16 million). BAA Lynton made an exceptional profit of £12 million (£nil) on the disposal in quarter three of the Jurys Inn Hotel, Heathrow with proceeds of £16 million.

Interest charge and other finance income

The Group's net interest charge, excluding joint ventures and associates, was £55 million (£62 million), net of capitalised interest of £91 million (£60 million). £58 million (£43 million) of the capitalised interest was in respect of expenditure on Terminal 5. Other finance income of £8 million (£1 million) was recorded in line with FRS 17 "Retirement Benefits" and reflects the increase in the value of the pension scheme's assets at 31 March 2004.

Earnings per share

Underlying earnings per share for the nine months increased 18.9% to 33.9 pence (28.5 pence). Earnings per share for the nine months increased 21.1% to 34.5 pence (28.5 pence).

Balance sheet

At 31 December 2004 net assets of £5,298 million represented approximately 85% of the Company's market value. Shareholders' funds during the nine months increased £324 million (31 March 2004: £4,974 million, restated for the adoption of Urgent Issues Task Force abstract 38 "Accounting for ESOP Trusts").

Capital investment programme

Group capital expenditure in the nine months was £1,078 million (£947 million) excluding capitalised interest, of which £586 million (£519 million) related to Terminal 5. The Group continues to make good progress on site and is now more than halfway through the development and remains on budget and ahead of schedule.

Financing

Net debt at 31 December 2004 was £3,451 million (31 March 2004: £2,770 million). Gross debt increased to £4,300 million (31 March 2004: £3,660 million), reflecting the debut 2014 Euro 750 million 4.5% bond, issued 30 September 2004, and an additional £100 million EIB loan drawdown.

At 31 December 2004 the Group had cash and short term liquid investments of £849 million (31 March 2004: £890 million) and undrawn committed facilities of £929 million (31 March 2004: £1,077 million).

The Group has undertaken forward starting interest rate swaps to minimise exposure to future interest rate movements. At 31 December 2004 the Group had outstanding forward starting interest rate swaps against future bond issues of £1,350 million (31 March 2004: £1,825 million) and outstanding interest rate and currency hedges against existing borrowings of £1,388 million (31 March 2004: £400 million). The mark to market valuation of the interest rate and currency derivatives at 31 December 2004 implied a loss of £21 million (compared to £13 million loss on derivatives outstanding at 31 March 2004). Under UK GAAP the net loss of £8 million is not recognised in the Group's results.

The Group continued its strong conversion of operating profit into cashflow. After deducting all interest, tax and dividends paid in the nine months, £385 million (£357 million) of cash had been generated to contribute towards the Group's capital investment programme. The £681 million increase in net debt funded the balance of the capital investment during the nine month period.

International Financial Reporting Standards (IFRS)

The Group believes that timely and relevant communication of the Group's transition to IFRS is important. Consequently, an IFRS announcement will be issued and a presentation provided on 15 March 2005 to advise shareholders and the financial community of the implications of transition.

Outlook Comment by Chief Executive, Mike Clasper

"The business has continued to make good progress. The Group's financial results for the nine months were strong with Group operating profit up 9.6% and earnings per share up 21.1%. Our retail business delivered solid results in adverse market conditions, with net retail income per passenger growing 0.9% to £4.41 in quarter 3 and 1.2% to £4.15 for the nine months. We have reached a pay settlement with our unions for this current year and 2005/06. The Heathrow T5 project is now more than halfway through development, remaining on budget and ahead of schedule. We are on track to deliver our passenger forecast of over 6% growth for the year."

For further information on BAA's results, visit website: www.baa.com/investor

BAA plc FINANCIAL STATEMENT FOR NINE MONTHS ENDED 31 DECEMBER 2004

Consolidated profit and loss account for the nine months ended 31 December 2004

Year ended 31 March 2004 £m		31 December 2004 £m (unaudited)	31 December 2003 restated (see note 1) £m (unaudited)
1,978	Continuing operations	1,662	1,527
3	Discontinued operations	-	-
1,981	**Revenue** - Group and share of joint ventures	1,662	1,527
(11)	Less share of joint venture revenue - continuing operations	(7)	(7)
1,970	**Group revenue**	1,655	1,520
(1,354)	Operating costs	(1,107)	(1,020)
616	**Group operating profit**	548	500
4	Share of operating profit in joint ventures - continuing operations	3	3
1	Share of operating profit in joint ventures - discontinued operations	-	-
4	Share of operating profit in associates - continuing operations	12	2
625	**Total operating profit**	563	505
3	Profit on disposal of discontinued operations	-	-
-	Profit on sale of investment properties	12	-
628	**Profit on ordinary activities before interest**	575	505
1	Income from other fixed asset investments	1	1
(84)	Net interest payable - Group	(55)	(62)
(4)	Net interest payable - joint ventures	(3)	(3)
(3)	Net interest payable - associates	(5)	(1)
1	Other finance income - Group	8	1
539	**Profit on ordinary activities before taxation**	521	441
(161)	Tax on profit on ordinary activities	(153)	(137)
378	**Profit on ordinary activities after taxation**	368	304
(1)	Equity minority interests	(1)	(1)
377	**Profit for the period attributable to shareholders**	367	303
(212)	Equity dividends	(73)	(70)
165	**Retained profit for the period**	294	233
35.5p	**Earnings per share**	34.5p	28.5p
33.9p	Diluted earnings per share	31.8p	27.4p

Statement of total recognised gains and losses for the nine months ended 31 December 2004

Year ended 31 March 2004 £m		31 December 2004 £m (unaudited)	31 December 2003 £m (unaudited)
377	Profit for the period attributable to shareholders *	367	303
139	Unrealised surplus on revaluation of investment properties	-	-
188	Actuarial gain relating to net pension liability	24	173
(57)	Deferred tax associated with actuarial gain relating to net pension liability	(7)	(52)
2	Currency translation differences on foreign currency net investments	-	2
649	Total recognised gains and losses relating to the period	384	426
	Prior year adjustment (as explained in note 1)	1	
	Total recognised gains and losses since the last annual report	385	

* Including joint ventures and associates profit of £3m (31 December 2003: £1m; 31 March 2004: £1m).

Reconciliation of movements in shareholders' funds for the nine months ended 31 December 2004

Year ended 31 March 2004 restated (see note 1) £m		31 December 2004 £m (unaudited)	31 December 2003 restated (see note 1) £m (unaudited)
377	Profit for the financial period attributable to shareholders	367	303
(212)	Equity dividends	(73)	(70)
165	Retained profit for the financial period	294	233
272	Other net recognised gains and losses relating to the period	17	123
6	New share capital subscribed	-	2
2	Sale of own shares held in the Employee Share Trust	13	2
445	**Net additions to shareholders' funds**	324	360
4,574	Opening shareholders' funds	4,974	4,574
(45)	Prior year adjustment (as explained in note 1)	-	(46)
4,974	**Closing shareholders' funds**	5,298	4,888

Consolidated balance sheet as at 31 December 2004

31 March 2004 restated (see note 1) £m		31 December 2004 £m (unaudited)	31December 2003 restated (see note 1) £m (unaudited)
	Fixed assets		
10	Intangible assets	10	10
9,074	Tangible assets	9,997	8,622
	Investments in joint ventures:		
60	Share of gross assets	62	66
(46)	Share of gross liabilities	(48)	(54)
17	Loans	18	21
31		32	33
49	Investments in associates	42	53
79	Other investments	80	78
9,243		10,161	8,796
	Current assets		
23	Stocks	53	26
270	Debtors	314	273
740	Short-term investments	725	986
150	Cash at bank and in hand	124	125
1,183		1,216	1,410
(945)	**Creditors**: amounts falling due within one year	(960)	(849)
238	**Net current assets**	256	561
9,481	**Total assets less current liabilities**	10,417	9,357
	Creditors: amounts falling due after more than one year		
(2,760)	Other creditors	(3,331)	(2,718)
(838)	Convertible debt	(838)	(837)
(3,598)		(4,169)	(3,555)
	Provisions for liabilities and charges		
(624)	Deferred tax	(694)	(599)
(166)	Other provisions	(139)	(185)
(790)		(833)	(784)
(8)	**Equity minority interests**	(9)	(9)
5,085	**Net assets excluding pension and other post-retirement liabilities**	5,406	5,009
(111)	Pension and other post-retirement liabilities	(108)	(121)
4,974	**Net assets including pension and other post-retirement liabilities**	5,298	4,888
1,071	Share capital	1,071	1,070
(45)	Own shares purchased (see note 1)	(30)	(46)
3,948	Reserves	4,257	3,864
4,974	**Equity shareholders' funds**	5,298	4,888

Consolidated cash flow statement for the nine months ended 31 December 2004

Year ended 31 March 2004 restated (see note 1) £m		31 December 2004 £m (unaudited)	31 December 2003 restated (see note 1) £m (unaudited)
	Operating activities		
616	Group operating profit	548	500
257	Depreciation	213	190
1	Amortisation	-	1
(2)	Profit on sale of fixed assets	-	-
4	(Increase)/decrease in stocks	(30)	(2)
(49)	Increase in debtors	(44)	(49)
(1)	Increase /(decrease) in creditors	1	-
(6)	Decrease in provisions	-	(4)
33	Difference between pension charge and cash contributions	22	31
853	**Net cash inflow from operating activities**	710	667
1	**Dividends received from joint ventures**	-	1
	Returns on investments and servicing of finance		
(197)	Interest paid	(155)	(138)
(9)	Cost of bond issues	-	-
51	Interest received	35	34
-	Dividends received from other fixed asset investments	1	1
(1)	Dividends paid to minority interests	-	-
(156)		(119)	(103)
(87)	**Tax paid**	(64)	(73)
	Capital expenditure and financial investment		
(1,266)	Additions to operational assets	(1,104)	(941)
-	Sale of/(addition to) investment properties	16	(1)
5	Sale of operational assets	-	1
-	Net reduction in long-term investments	9	2
(1,261)		(1,079)	(939)
	Acquisitions and disposals		
(25)	Investment in associate	-	(29)
13	Disposal of joint venture	-	11
-	Disposal of subsidiary undertakings	-	(2)
(12)		-	(20)
(205)	**Equity dividends paid**	(142)	(135)
(867)	**Cash outflow before use of liquid resources and financing**	(694)	(602)
	Management of liquid resources		
255	Cash returned from deposit	74	83
(119)	Purchase of commercial paper	(59)	(193)
136		15	(110)
	Financing		
2	Sale of own shares by Employee Share Trust	13	2
6	Issue of shares	-	2
596	Net increase in debt	640	556
604		653	560
(127)	**Decrease in cash in the period**	(26)	(152)

Notes

1. This statement has been prepared in accordance with the accounting policies applied in the 2003/04 annual report other than the adoption of Urgent Issues Task Force abstract 38 "Accounting for ESOP Trusts" (UITF 38), which came into force from 1 April 2004.

   UITF 38 requires investments in own shares to be deducted from equity and not treated as a fixed asset investment. This change in accounting policy has been accounted for as a prior period adjustment and accordingly the balance sheets have been restated. The change reduces shareholders' funds by £46m as at 31 December 2003 and by £45m as at 31 March 2004. This reclassification affects distributable reserves. UITF 38 has no impact on the current year's profit and loss account. However, the profit and loss reserve as at 1 April 2003 is affected by the adoption of UITF38. UITF38 has required the release of a £1m provision (net of tax).

   The revenue and operating expenditure for the nine months to 31 December 2003 have been restated by £20m in respect of the change in the revenue accounting policy in the fourth quarter of 2003/04 on adoption of Financial Reporting Standard 5 Application Note G.

2. BAA and Ryanair have issued counter writs in respect of the non payment of airport charges and claims that the fuel levy charged by BAA to the fuel companies is excessive and unlawful respectively. As a result of the non payment of airport charges, BAA considers that Ryanair has repudiated its existing agreements. This has resulted in Ryanair being invoiced an additional £14m of airport charges since July. Ryanair has refused to pay these additional charges. Although BAA is confident of winning the dispute, given the current litigation a £14m provision at 31December 2004 has been established.

3. Segmental information

Revenue

Year ended 31 March 2004 £m		31 December 2004 £m (unaudited)	31 December 2003 restated (see note 1) £m (unaudited)
	Airports		
843	Heathrow	715	638
289	Gatwick	248	232
141	Stansted	137	109
1,273	**Total UK regulated airports**	1,100	979
69	Glasgow	58	56
63	Edinburgh	53	48
28	Aberdeen	22	21
19	Southampton	13	17
179	**Total UK non-regulated airports**	146	142
372	**World Duty Free**	297	291
1,824	**Total UK airports**	1,543	1.412
53	**International airports**	46	40
	BAA Lynton		
20	Continuing operations	13	16
3	Discontinued operations	-	-
23	**Total BAA Lynton**	13	16
67	**Heathrow Express**	51	50
3	**Other operations**	2	2
1,970	**Group**	1,655	1,520
	Share of joint ventures		
10	International joint ventures	6	6
1	UK joint ventures	1	1
11	**Total share of joint ventures**	7	7
1,981	**Group and share of joint ventures**	1,662	1,527
	Analysed between		
1,915	United Kingdom - continuing operations	1,610	1,481
3	United Kingdom - discontinued operations	-	-
30	Europe - continuing operations	25	23
13	North America - continuing operations	14	10
20	Other – continuing operations	13	13
1,981		1,662	1,527

3. Segmental information (continued)

Operating profit

Year ended 31 March 2004 £m		31 December 2004 £m (unaudited)	31 December 2003 £m (unaudited)
	Airports		
364	Heathrow	312	290
91	Gatwick	93	84
39	Stansted	41	32
494	**Total UK regulated airports**	446	406
22	Glasgow	23	21
23	Edinburgh	22	19
9	Aberdeen	8	7
6	Southampton	5	5
60	**Total UK non-regulated airports**	58	52
24	**World Duty Free**	20	21
578	**Total UK airports**	524	479
12	**International airports**	13	12
17	**BAA Lynton**	12	10
14	**Heathrow Express**	12	9
-	**Heathrow Express - exceptional operating costs (note 4)**	(6)	-
(5)	**Other operations**	(7)	(10)
616	**Group**	548	500
	Share of joint ventures and associates		
4	International joint ventures – continuing	3	3
1	UK joint ventures – discontinuing operations	-	-
3	International associates – continuing operations	11	1
1	UK associates – continuing operations	1	1
9	**Total share of joint ventures and associates**	15	5
625	**Group and share of joint ventures and associates**	563	505
	Analysed between:		
605	United Kingdom - continuing operations	536	489
1	United Kingdom - discontinued operations	-	-
5	Europe - continuing operations	5	5
1	North America - continuing operations	3	2
13	Other - continuing operations	19	9
625		563	505

4. The profit of £12m on the sale of the Jurys Inn Hotel at Heathrow has been recognised as an exceptional profit. A £6m write off of the Heathrow Express check-in facilities has been recognised as an exceptional loss within operating profit. The airlines using the check-in facility at Paddington surrendered their contracts in December 2004 and consequently this facility has been closed.

5. The interest charge is shown net of capitalised interest in respect of the Group of £55m (31 December 2003: £62m; 31 March 2004: £85m), including £58m (31 December 2003: £43m; 31 March 2004 £62m) in respect of Terminal 5, of which £5m relates to the unwinding of the discount on provisions. FRS 17 other finance income is £8m (31December 2003: £1m; 31 March 2004: £1m).

6. The taxation charge for the nine months ended 31 December 2004 has been based on the estimated effective rate for the full year before exceptional items of 30% (31 December 2003: 30%; 31 March 2004: 30%).

7. The Group's investment properties are included at 31 March 2004 valuations as adjusted for additions and disposals since that date.

8. Airport fixed assets in the course of construction (excluding capitalised interest and unwinding of the discount rate on the purchase of the Terminal 5 Thames Water land) include £2,174m (31 December 2003: £1,410m; 31 March 2004: £1,589m) in respect of Terminal 5 at Heathrow Airport. This includes £181m (31 December 2003: £191m, 31 March 2004: £189m) for the acquisition of land for the construction of Terminal 5. The operational assets employed by the vendor of this land have been relocated and the acquisition cost represents the present value of the estimated deferred payments to be made over 35 years to the vendor in compensation for relocation.

   Airport fixed assets in the course of construction also include £26m in respect of costs, incurred in connection with the initial planning application preparation (£9m) and purchase of domestic properties that fall within the expanded airport boundary (£17m), required for the development of a second runway and related facilities at Stansted.

9. Net borrowings amount to £3,451m (31 December 2003: £2,518m; 31 March 2004: £2,770m).

10. Pension and other post retirement liabilities comprise a deficit on the main pension scheme of £95m (31 December 2003: £109m; 31 March 2004: £98m) and provision for unfunded pension obligations and post retirement medical benefits of £13m (31 December: £12m; 31 March 2004: £13m). All amounts are net of deferred tax.

11. Holders of US$109m of Loan Notes of World Duty Free Americas, Inc. (now known as DFA Inc.), sold by BAA in October 2001, issued proceedings against BAA plc, World Duty Free plc and the purchaser of WDFA Inc. in May 2002, for $109m and punitive damages, claiming the defendants had fraudulently conveyed the assets of WDFA Inc. A trial in December 2003 found BAA plc and World Duty Free plc not liable to the bond holders on all counts. An appeal by the bond holders was held in November 2004 and a decision is expected in early 2005. BAA is confident that it will be successful in opposing the appeal or, again, succeeding in the unlikely event of a further trial being ordered.

12. Reconciliation of net retail income and net retail income per passenger:

	31 December 2004 £m (unaudited)	31 December 2003 restated (see note 1) £m (unaudited)
UK airports retail revenue	344	314
World Duty Free revenue	298	291
Less cost of sales	(185)	(180)
Net retail income	457	425
UK fixed wing passengers (m)	110.3	103.5
Net retail income per passenger (£)	4.15	4.10

13. The Government's White Paper on aviation was published on 16 December 2003 and sets out the Government's policy for runway development in the UK. The Government has chosen a second runway at Stansted as its preferred location for the first new runway in the South East of England. As the development of Stansted will be the subject of a planning inquiry, BAA is pressing ahead with the necessary preparation of a planning application and environmental impact assessment. The anticipated costs of preparing for and undertaking the planning application are approximately £72m to 31 March 2008. These costs are being capitalised as part of the runway development costs (see note 8).

    As part of its commitment to the Stansted development, BAA has announced three schemes (the Home Value Guarantee Scheme, the Home Owners Support Scheme and the Special Cases Scheme) for those people living near the airport whose homes will be affected by the airport expansion. The current estimate of the net cost of the compensation schemes is up to £100m (with approximately £33m being incurred in this regulatory period). These costs are being capitalised as part of the runway development costs (see note 8). Judicial review of the Home Owners Support Scheme and the Special Cases Scheme is being sought by Takeley Parish Council. The Court's judgement is expected later this calendar year.

    The White Paper also commits BAA (and other airport operators) to offering noise mitigation and relocation schemes for noise sensitive buildings affected by existing and future airport activity at all UK airports. BAA carried out a detailed examination of the White Paper's noise mitigation measures and is currently consulting with local communities at its airports on the implementation of potential schemes. Based on BAA's preliminary evaluation, it estimates that payments under these schemes may amount to up to £400m over the next 30 years.

14. The information shown for the year ended 31 March 2004 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full financial statements for the year ended 31 March 2004, which have been filed with the Registrar of Companies. The auditors have reported on those financial statements; their report was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

By order of the Board of BAA plc
Rachel Rowson
Company Secretary
27 January 2005